AVINO SILVER & GOLD MINES LTD.
Suite 400, 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701 Fax: (604) 682-3600

October 23, 2002

NEWS RELEASE

Avino Silver & Gold Mines Ltd. announced today that incentive stock options for the purchase of up to 446,000 shares at a price of $0.58 per share exercisable on or before October 23, 2007, have been granted to employees and directors of the Company.

The stock options are subject to the acceptance of the TSX Venture Exchange.

On behalf of the Board:

Signed:

“Louis Wolfin”
Director

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.